UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IVAX Diagnostics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

45070W 10 9

(CUSIP Number)

Suresh H. Vazirani
Transasia House
8 Chandivali Studio Road
Mumbai, India 400072
091-222-857-4040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
David M. Seifer, Esq.
Stearns Weaver Miller Weissler
Alhadeff & Sitterson, P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130
(305) 789-3200

July 1, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45070W 10 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ERBA Diagnostics Mannheim GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,034,713
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,034,713
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,034,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 45070W 10 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Transasia Bio-medicals Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,034,713
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,034,713
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,034,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 45070W 10 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Erba Lachema s.r.o.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Czech Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,400
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 45070W 10 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Suresh H. Vazirani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,034,713*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,034,713*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,034,713*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Mr. Vazirani may be deemed to have voting and dispositive power over these shares as a result of his position as Chief Executive Officer and Managing Director of ERBA Diagnostics Mannheim GmbH, as Statutory Body of Erba Lachema s.r.o. and as Chairman and Managing Director of Transasia Bio-medicals Ltd., however, Mr. Vazirani disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

CUSIP No. 45070W 10 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kishore Dudani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,034,713*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*Mr. Dudani may be deemed to have beneficial ownership of these shares as a result of his membership in a Schedule 13(d) group with the other Reporting Persons, however, Mr. Dudani disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D is being filed by ERBA Diagnostics Mannheim GmbH (“ERBA”), Transasia Bio-medicals Ltd. (“Transasia”), Erba Lachema s.r.o. (“Erba Lachema”), Suresh H. Vazirani and Kishore Dudani (each a “Reporting Person” and collectively, the “Reporting Persons”) to amend to the extent specifically set forth herein the Schedule 13D filed on September 2, 2010, relating to the common stock, par value $0.01 per share (the “Common Stock”), of IVAX Diagnostics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2140 North Miami Avenue, Miami, Florida 33127.

Item 3. Source and Amount of Funds or Other Consideration

This item is hereby amended to add the following information:

Pursuant to that certain stock purchase agreement, dated April 8, 2011, by and between ERBA and the Issuer (the “Stock Purchase Agreement”), on July 1, 2011, ERBA purchased from the Issuer 6,666,667 shares of the Issuer’s Common Stock for $5,000,000.25, or $0.75 per share, using cash on hand, and the Issuer issued to ERBA warrants, with a five-year term, to purchase up to an additional 20,000,000 shares of the Issuer’s Common Stock at a purchase price of $0.75 per share.  Further, pursuant to the Stock Purchase Agreement, ERBA has agreed to purchase (a) an additional 6,666,667 shares of the Issuer’s Common Stock for $5,000,000.25, or $0.75 per share, on or prior to January 1, 2012 and (b) an additional 6,666,666 shares of the Issuer’s Common Stock for $4,999,999.50, or $0.75 per share, on or prior to July 1, 2012.  To the best of its knowledge, ERBA currently plans to use cash on hand to purchase the additional shares described in clauses (a) and (b) in this Item and any shares issued pursuant to ERBA’s exercise of the warrant, in whole or in part, described in this Item.  ERBA may, at any time, review or reconsider its source of funds to purchase the additional shares or exercise the warrant, in whole or in part, but has no present intention of doing so.

Item 4. Purpose of Transaction

This item is hereby amended to add the following information:

Pursuant to the Stock Purchase Agreement, and as described above, on July 1, 2011, ERBA purchased 6,666,667 shares of the Issuer’s Common Stock and was issued warrants to purchase up to an additional 20,000,000 shares of the Issuer’s Common Stock, and all of such securities were acquired for investment purposes.  The Stock Purchase Agreement and the warrants contain a lock-up provision in which ERBA has agreed not to (i) offer for sale, sell, pledge or otherwise dispose of any such securities, (ii) enter into a swap or other derivatives transaction or (iii) publicly disclose the intentions to do any of the foregoing, in each case, during the 24 month lock-up period. The securities issued in connection with the transactions contemplated by the Stock Purchase Agreement were offered and sold by the Issuer in reliance upon an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, for “transactions by an issuer not involving a public offering.”

After giving effect to the investment contemplated by the Stock Purchase Agreement, each Reporting Person other than Erba Lachema may be deemed to have an aggregate beneficial ownership of 60,026,313 shares of the Issuer’s Common Stock, representing approximately 88.7% of the issued and outstanding shares of such stock, and may be deemed to control the Issuer by virtue of its ownership position.  Notwithstanding such controlling interest, no Reporting Person, nor, to the best of its knowledge, any of its respective directors, officers, managers or control persons, as applicable, currently has any plans or proposals that would relate to or result in any of the occurrences enumerated in (a) through (j) of Item 4 of Schedule 13D, except as follows.

Pursuant to the Stock Purchase Agreement, and as described above, ERBA has agreed to purchase (a) an additional 6,666,667 shares of the Issuer’s Common Stock for $5,000,000.25, or $0.75 per share, on or prior to January 1, 2012 and (b) an additional 6,666,666 shares of the Issuer’s Common Stock for $4,999,999.50, or $0.75 per share, on or prior to July 1, 2012. Pursuant to the Stock Purchase Agreement, and as described above, ERBA was issued warrants to purchase up to an additional 20,000,000 shares of the Issuer’s Common Stock at a purchase price of $0.75 per share.  ERBA may determine to exercise the warrants, in whole or in part, at any time prior to July 1, 2016 in accordance with its terms.

The Reporting Persons, as they deem appropriate in light of the circumstances existing from time to time, may in the future make additional investments in securities of the Issuer, either in the open market or privately negotiated transactions, sell some or all of the shares of the Issuer’s Common Stock that they own and that are not subject to any lock-up provision or formulate a plan or make a proposal relating to or resulting in any of the other occurrences enumerated in (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer

This item is hereby amended to add the following information:

(a)	See Item 11 and Item 13 of each cover page (1)

(b)	See Items 7 through 10 of each cover page (1)

(c)           Pursuant to the Stock Purchase Agreement, and as described above, on July 1, 2011, ERBA purchased from the Issuer 6,666,667 shares of the Issuer’s Common Stock for $5,000,000.25, or $0.75 per share, and the Issuer issued to ERBA warrants, with a five-year term, to purchase up to an additional 20,000,000 shares of the Issuer’s Common Stock at a purchase price of $0.75 per share.  Further, pursuant to the Stock Purchase Agreement, ERBA has agreed to purchase (a) an additional 6,666,667 shares of the Issuer’s Common Stock for $5,000,000.25, or $0.75 per share, on or prior to January 1, 2012 and (b) an additional 6,666,666 shares of the Issuer’s Common Stock for $4,999,999.50, or $0.75 per share, on or prior to July 1, 2012.

(d)	Not applicable

(e)	Not applicable

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This item is hereby amended to add the following information:

Pursuant to the Stock Purchase Agreement, and as described above, the Issuer issued to ERBA warrants to purchase up to 20,000,000 shares of the Issuer’s Common Stock at an exercise price of $0.75 per share.  The warrants are exercisable at ERBA’s option at any time, in whole or in part, prior to July 1, 2016.

Item 7.   Material to be Filed as Exhibits

Exhibit 10.1
Stock Purchase Agreement, dated April 8, 2011, by and between IVAX Diagnostics, Inc. and ERBA Diagnostics Mannheim GmbH (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 8, 2011)

Exhibit 10.2
Form of Warrant to Purchase Shares of Common Stock of IVAX Diagnostics, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 8, 2011)

Exhibit 99.1
Joint Filing Agreement, dated September 2, 2010, by and among ERBA Diagnostics Mannheim GmbH, Transasia Bio-medicals Ltd., Erba Lachema s.r.o., Suresh H. Vazirani and Kishore Dudani (incorporated by reference to Exhibit 99.1 to Schedule 13D, filed with the Securities and Exchange Commission on September 2, 2010)

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ERBA DIAGNOSTICS MANNHEIM GMBH

By:	/s/ Suresh H. Vazirani
Suresh H. Vazirani,
Chief Executive Officer and Managing Director
Date: July 5, 2011

TRANSASIA BIO-MEDICALS LTD.

By:	/s/ Suresh H. Vazirani
Suresh H. Vazirani,
Chairman and Managing Director
Date: July 5, 2011

ERBA LACHEMA S.R.O.

By:	/s/ Suresh H. Vazirani
Suresh H. Vazirani,
Statutory Body
Date: July 5, 2011

SURESH H. VAZIRANI

/s/ Suresh H. Vazirani
Suresh H. Vazirani
Date: July 5, 2011

KISHORE DUDANI

/s/ Kishore Dudani
Kishore Dudani
Date: July 5, 2011